Exhibit 16.1

March 13, 2025

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ArriVent BioPharma, Inc. (the Company) and, under the date of March 3, 2025, we reported on the financial statements of the Company as of and for the years ended December 31, 2024 and 2023. On March 11, 2025, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 13, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s stated reason for changing principal accountants, that the change was approved by the Company’s Audit Committee of the Board of Directors and the statements in item 4.01(b).

Very truly yours,

/s/ KPMG LLP